Filed Pursuant to Rule 424(b)(3)

Registration No. 333-129651

WELLS TIMBERLAND REIT, INC.

SUPPLEMENT NO. 10 DATED OCTOBER 20, 2008

TO THE PROSPECTUS DATED DECEMBER 14, 2007

This document supplements, and should be read in conjunction with, our prospectus dated December 14, 2007, as supplemented by Supplement No. 1 dated February 11, 2008, Supplement No. 2 dated February 29, 2008, Supplement No. 3 dated April 16, 2008, Supplement No. 4 dated April 23, 2008, Supplement No. 5 dated June 3, 2008, Supplement No. 6 dated July 11, 2008, Supplement No. 7 dated July 31, 2008, Supplement No. 8 dated August 22, 2008 and Supplement No. 9 dated August 29, 2008 relating to our initial public offering of up to 85,000,000 shares of common stock. Defined terms used in this supplement have the same meanings as set forth in the prospectus. The purpose of this supplement is to disclose:

•	the status of our initial public offering;

•	an update regarding our timberland investments; and

•	an amendment to the terms of our mezzanine loan.

Status of Our Initial Public Offering

As of October 15, 2008, we had received aggregate gross offering proceeds, net of discounts, of approximately $118.7 million from the sale of approximately 11.9 million shares in our initial public offering. As of October 15, 2008, approximately 63.1 million shares remained available for sale to the public under our initial public offering, exclusive of shares available under our distribution reinvestment plan. Our initial public offering will terminate on August 11, 2009.

Update on Timberland Investments

We engage in the acquisition and ownership of timberland located throughout the United States and, to a limited extent, investments in timberland located in other countries. When and where we believe that it is appropriate, we also will seek to generate cash flow from the sale of higher and better use, or HBU timberland. As of October 15, 2008, we owned interests in approximately 318,600 acres of timberland (consisting of approximately 226,300 acres of timberland owned in fee simple and approximately 92,300 acres of timberland held in leasehold interest) located on the Lower Piedmont and Upper Coastal Plains of East Central Alabama and West Central Georgia, which we refer to as the Mahrt Timberland or, in our prospectus, the South Central Timberland. Since our acquisition of the Mahrt Timberland in October 2007, we have sold approximately 2,000 acres of HBU timberland and our leasehold interests in approximately 1,800 acres of timberland have expired. As of September 30, 2008, the Mahrt Timberland consisted of an estimated 11.0 million tons of merchantable timber inventory with age classes ranging from one to 75 years. Of the estimated 11.0 million tons of merchantable timber, approximately 6.3 million tons, or 57.2%, is pine. The Mahrt Timberland’s remaining merchantable timber consists of various hardwood species. Since our acquisition, we also have increased production levels and harvesting plans to fully capture the value of the Mahrt Timberland. In 2008, we planted approximately 2.5 million trees and expect to plant another 3.5 million trees in 2009. On average, we harvest and deliver more than 1,000 truckloads of timber each week from the Mahrt Timberland.

Amendment to Mezzanine Loan

The “Timberland Investments—South Central Timberland—Financing” section of the prospectus is hereby supplemented to disclose that on October 15, 2008, we entered into a third amendment to the terms of the mezzanine loan we obtained in connection with our acquisition of the Mahrt Timberland, for which Wachovia Bank is the administrative agent. The parties to the mezzanine loan had previously entered into two other amendments which were disclosed in the prospectus and in Supplement No. 2 to the prospectus dated February 29, 2008.

Pursuant to the third amendment of the mezzanine loan entered into on October 15, 2008, the parties agreed to extend the maturity date of the mezzanine loan from March 2, 2009 to September 30, 2009. In addition, the third amendment provides that we shall make principal reduction payments on each of December 31, 2008, March 31, 2009 and June 30, 2009, reducing the outstanding principal balance to an amount not greater than $67,000,000, $45,000,000, and $25,000,000, respectively. On September 30, 2009, all outstanding principal, interest and any fees or other obligations on the mezzanine loan shall be due and payable in full. The interest rate on the mezzanine loan was not affected by the third amendment. As of October 15, 2008, the outstanding principal balance on the mezzanine loan was $81,857,312.

In connection with the third amendment to the mezzanine loan, and as an inducement to Wachovia Bank amending the terms of the mezzanine loan, Wells Real Estate Funds, Inc., the mezzanine loan’s guarantor, agreed to (1) amend a separate outstanding loan from Wachovia Bank to Wells Real Estate Funds, Inc. to, among other things, extend the maturity date, (2) pay an amendment fee to Wachovia Bank consisting of $127,500 in cash and 600 shares of our preferred stock held by Wells Real Estate Funds, Inc. and (3) pledge the remaining 42,228 shares of our preferred stock held by Wells Real Estate Funds, Inc. to Wachovia Bank as security for Wells Real Estate Fund Inc.’s guaranty of the mezzanine loan. Wells Real Estate Funds, Inc. had previously acquired the shares of our preferred stock, which accrue an 8.5% per annum dividend, for $1,000 per share.

Because Wells Real Estate Funds, Inc. agreed to the foregoing in connection with and as an inducement to Wachovia Bank amending the terms of the mezzanine loan, we have agreed that, after the mezzanine loan has been repaid in full, we will repay to Wells Real Estate Funds, Inc. an amount in cash equal to the amendment fee, subject to the availability of proceeds from an equity offering by us. Under the terms of our $212,000,000 senior loan, we cannot make such repayment until we have achieved certain financial performance measures, including the reduction of the outstanding principal amount of the senior loan to an amount that is less than 40% of the value of our assets securing the senior loan.

Because the repayment of the amendment fee to Wells Real Estate Funds, Inc. is a related party transaction, our board of directors, including a majority of our independent directors, determined that the repayment of the amendment fee to Wells Real Estate Funds, Inc. was fair and reasonable to us and on terms and conditions not less favorable to us than those available from unaffiliated third parties.

Risk Factors—Risks Associated with Debt Financing

The credit agreement for the mezzanine loan obtained by us in connection with the acquisition of the South Central Timberland prohibits us from paying distributions or redeeming shares (except in cases of death or disability) until we repay the loan in full.

The disclosure in the “Risk Factors” section of the prospectus under the above caption is hereby supplemented to disclose that the maturity date for the mezzanine loan was extended to September 30, 2009, which may further delay our ability to qualify as a REIT and to redeem our stockholders’ shares under our share redemption plan.

We have broad authority to incur debt, and high debt levels could hinder our ability to make distributions and could decrease the value of your investment.

The disclosure in the “Risk Factors” section of the prospectus under the above caption is hereby supplemented to disclose that the maturity date for the mezzanine loan was extended to September 30, 2009, which may further delay our ability to make distributions to our stockholders and reduce the value of your investment in our common stock.

SUPPLEMENTAL INFORMATION – The prospectus of Wells Timberland REIT, Inc. consists of this sticker, the prospectus dated December 14, 2007, Supplement No. 1 dated February 11, 2008, Supplement No. 2 dated February 29, 2008, Supplement No. 3 dated April 16, 2008, Supplement No. 4 dated April 23, 2008, Supplement No. 5 dated June 3, 2008, Supplement No. 6 dated July 11, 2008, Supplement No. 7 dated July 31, 2008, Supplement No. 8 dated August 22, 2008, Supplement No. 9 dated October August 29, 2008 and Supplement No. 10 dated October 20, 2008.

Supplement No. 1 includes:

•	the status of our initial public offering;

•	the extension of our initial public offering;

•	the formation of an operations committee of our board of directors;

•	an update regarding our rescission offer to Michigan residents;

•	changes to the suitability standards for investors in the state of North Carolina; and

•	an amended subscription agreement.

Supplement No. 2 includes:

•	the status of our initial public offering; and

•	an amendment to the terms of the financing for our purchase of the South Central Timberland.

Supplement No. 3 includes:

•	the status of our initial public offering;

•	an update to the table of contents to our prospectus;

•	a clarification regarding current limitations on our ability to elect REIT status;

•	a clarification regarding the special escrow procedures for investors in the state of Pennsylvania; and

•	changes to the suitability standards for investors in the state of Pennsylvania.

Supplement No. 4 includes:

•	the status of our initial public offering;

•	A change to the “Experts” section of our prospectus;

•	Updated “Prior Performance Summary” disclosure in our prospectus;

•	Updated prior performance tables;

•	“Management’s Discussion and Analysis of Financial Condition and Results of Operations” as of December 31, 2007; and

•

Our consolidated financial statements as of December 31, 2007 and 2006, together with our results of operations, stockholders’ equity and cash flows for the years ended December 31, 2007 and 2006 and for the period from November 10, 2005 (Date of Inception) through December 31, 2006.

Supplement No. 5 includes:

•	the status of our initial public offering;

•

“Management’s Discussion and Analysis of Financial Condition and Results of Operations” similar to that in our Quarterly Report on Form 10-Q for the period ended March 31, 2008, filed on May 14, 2008; and

•	our unaudited financial statements as of and for the three months ended March 31, 2008.

Supplement No. 6 includes:

•	the status of our initial public offering; and

•

our entry into a master purchase agreement with respect to the offering of up to 53,763,441 shares of common stock to a German closed end fund pursuant to Regulation S under the Securities Act, which we refer to herein as the “German offering.” The German offering is an unregistered offering being made solely to a non-“U.S. person,” and is separate and in addition to our ongoing, concurrent public offering.

Supplement No. 7 includes:

•	the status of our initial public offering;

•	Increased suitability standards for investors in the States of Alaska, California, Indiana, North Carolina and Oregon;

•	Additional liquidity disclosures regarding programs sponsored by our sponsor; and

•	A clarification regarding our share redemption plan.

Supplement No. 8 includes:

•	the status of our initial public offering;

•	the amended and restated Advisory Agreement;

•	the amendment of our charter;

•	additional disclosures regarding “Federal Income Tax Considerations”;

•

“Management’s Discussion and Analysis of Financial Condition and Results of Operations” similar to that filed in our Quarterly Report on Form 10-Q for the three months and six months ended June 30, 2008, filed on August 13, 2008; and

•	our unaudited financial statements as of and for the three months and six months ended June 30, 2008 as filed in our Quarterly Report on Form 10-Q, filed on August 13, 2008.

Supplement No. 9 includes:

•	the status of our initial public offering;

•	the designation, issuance and sale of Series B preferred stock; and

•	the limited waiver of the restrictions on ownership of our shares pursuant to our charter.

Supplement No. 10 includes:

•	the status of our initial public offering;

•	an update regarding our timberland investments; and

•	an amendment to the terms of our mezzanine loan.